Exhibit 99.1

BRIAZZ, INC.

RISK FACTORS

Risks Related To Our Business

We Have A History Of Losses And Anticipate Continued Losses In The Future, Which May Have A Material Adverse Effect On Our Business, Our Ability To Implement Our Business Strategy And Our Stock Price.

We incurred losses of $12.5 million during the fiscal year ended December 27, 1998, $15.4 million during the fiscal year ended December 26, 1999, $6.3 million during the fiscal year ended December 31, 2000, $6.8 million during the fiscal year ended December 30, 2001, $15.1 million during the fiscal year ended December 29, 2002 and $2.5 million for the 13-weeks ended March 30, 2003. Since inception, we had accumulated net losses of $65.7 million as of March 30, 2003. These matters raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent upon numerous factors, including our ability to obtain additional financing, our ability to increase our level of future revenues or our ability to reduce operating expenses. Failure to achieve profitability, or maintain profitability if achieved, may have a material adverse effect on our business, our ability to implement our business strategy and our stock price.

There can be no assurance that we will be able to obtain additional financing, increase revenues, reduce expenses or successfully complete other steps to continue as a going concern. If we are unable to obtain sufficient funds to satisfy our cash requirements, we may be forced to curtail operations. Such events would materially and adversely affect our financial position and results of operations.

We Have Not Made Rent Payments on Certain of Our Leases and Payments to Certain of Our Suppliers. If We Are Unable to Meet Our Obligations to Third Parties, We May Be Required to Discontinue Our Operations.

Due to limitations on capital, we have deferred rent payments on certain of our leases. We have also deferred payments to certain of our suppliers. If our landlords or our suppliers require payments in excess of our available cash, we may be required to close cafes, discontinue use of suppliers, limit our product offerings or cease operations altogether. Any such action by our landlords or suppliers may also cause an event of default under the terms of our debt financings or our other contractual relationships, or adversely affect our relationships with other third parties, all of which would adversely affect our operations.

We deferred rent payments for our Chicago central kitchen after the closure of that kitchen, and were evicted from the location (which we were no longer using) subsequent to the fiscal year end. In January 2003, the landlord garnished approximately $22,000 from our bank accounts to cover rent for October and November 2002. Subsequently, the Company has received a summons and complaint in an action filed by the landlord seeking approximately $132,000, together with interest and with costs of the action and reasonable attorney’s fees. We are currently negotiating with the landlord to terminate our obligations under this lease.

If We Are Unable to Complete Our Announced Financings in the Immediate Future, On Terms Favorable To Us, We May Be Required to Discontinue Our Operations.

We have announced that DB Advisors, LLC, an affiliate of Deutsche Bank (DB) has signed a term sheet to purchase up to $3.9 million of senior secured non-convertible promissory notes to fund our immediate capital needs. Financing completed to date has not been sufficient to meet our immediate capital needs. DB has no contractual commitment to purchase the notes. In addition, we may be unable to obtain additional financing on terms favorable to us, or at all. If we are unable to close the financing with DB or to secure sufficient additional financing in the immediate future or if other creditors require payments in excess of our available cash, we may be unable to make required payments and we may be required to cease operations. If we do secure additional debt financing, we may be unable to comply with the financial or other covenants contained therein or to obtain sufficient cash, through our operations or through additional financings, to repay such debt when it becomes due.

If We Are Unable to Complete Our Announced Central Kitchen Closures and Transition to Outsourcing Our Central Kitchen Functions On Terms Favorable To Us, We May Be Unable to Obtain Additional Financing and Our Business May Be Harmed.

We have entered into a food production agreement with FFG pursuant to which we are in the process of closing our central kitchens and outsourcing the production and assembly of substantially all of the food products previously made in our central kitchens. We have closed our central kitchens in Chicago, Los Angeles, and Seattle and shifted food production to FFG in those markets. We are therefore highly dependent on FFG in those markets. We intend to close our remaining central kitchen in the San Francisco market and outsource our food production in that market by the end of the second quarter of 2003. The timing and benefits of this transition will depend on a number of factors, many of which are outside our control, including maintaining product quality, ensuring adequate product quantities, the closing of our remaining central kitchen in San Francisco, including the transfer or sale of equipment, termination or transfer of staff and termination or sublease of the space, and transfer of the central kitchen functions to a supplier other than FFG, including hiring, training, production and assembly and coordination of functions. We have had some initial challenges in some markets. The Chicago market has been challenged in giving us consistent service and quality. This has had some impact on our business. We are currently creating solutions to correct this problem. The LA market transition has been more successful. The Seattle market transition has recently occurred and is performing similar to the LA transition. The terms of our food production agreement with FFG provides us with limited remedies in the event that this transition is not successful. If we are unable to complete a smooth and efficient transition to outsourcing our kitchen functions, our retail operations, our financial results and our business may be harmed.

As We Continue to Outsource Our Central Kitchen Functions, We Will Become Increasingly Dependent Upon FFG for the Supply, Quality, Safety and Cost of Our Food Products.

As we complete our transition to outsourcing of food production, we are, and will continue to be, substantially dependent on FFG for the production and assembly of substantially all of our food products in Chicago, Los Angeles and Seattle. Any failure or delay by FFG to manufacture and assemble our food products, even for a short period of time, would impair our ability to supply our cafés and could harm our business. We have limited control over FFG, and we cannot assure you that we will be able to maintain satisfactory relationships with FFG on acceptable commercial terms. Nor can we assure you that FFG will continue to provide food products that meet our quality standards. Our agreement with FFG may permit FFG to terminate our relationship on short notice. If this relationship were to terminate unexpectedly, we may have difficulty obtaining, manufacturing and assembling our food products, or obtaining adequate quantities of products, at the same quality at competitive prices in a timely fashion, which could limit our ability to adequately supply our cafés and could adversely affect our operating results. If we were unable to find another third party to product our food products on acceptable terms, we might be required to reestablish central kitchens or to discontinue our operations.

We Have Transferred Much of Our Central Kitchen Equipment to FFG, Which Limits Our Ability to Establish New Central Kitchens Should It Become Necessary to Do So.

As part of the food production agreement with FFG, we agreed to transfer to FFG without charge any of our central kitchen equipment that may be requested by FFG. Pursuant to this agreement, we have transferred certain of our central kitchen equipment to FFG in the Chicago, Los Angeles and Seattle markets. If the production agreement is terminated within one year following commencement of production, FFG will return the equipment to us. Otherwise, FFG will retain all transferred equipment. As a result of the equipment transfers, we will find it necessary to acquire new equipment should we enter into markets where FFG does not have an existing central kitchen or declines to provide services, or should we cease to use FFG in an existing market. Due to the high cost of equipment, any future need to acquire such equipment could have a material adverse effect on our results. Further, we may not be able to acquire necessary equipment in a timely manner and, as a result, may not be able to meet food production requirements. Any failure to acquire necessary equipment could have a material adverse effect on our business and results.

We May Face Competition From FFG or Its Customers Providing Similar Products to Those We Market.

While the food production agreement with FFG generally prohibits FFG from using our trademarks for its own purposes, it does not forbid FFG from using the same food formulations, recipes or ingredients for products that it sells to the food service industry. FFG may thus compete with us directly by selling the same or similar products to wholesalers that we target for wholesale accounts. In such event, we will not be able to offer products at a competitive price compared to FFG. FFG may also sell such products to wholesalers or retailers with whom we compete. In the event of such sales, we may not be able to offer products at a competitive price compared to wholesalers or retailers who purchased the similar products from FFG because these retailers and wholesalers were not required to invest the large amounts we spend in product development, and may not be required to provide FFG with the same profit factor as we are under the food production agreement. In any such case, we may lose customers to FFG or to these wholesalers and retailers, and our business and results may suffer materially.

If FFG Terminates the Food Production Agreement We May Not Be Able to Find a Timely Replacement or a Replacement At All, Which Would Adversely Effect Our Business.

The food production agreement has a term of ten years subject to earlier termination (i) by FFG upon 180-days’ notice if we fail to obtain shareholder approval for the issuance of common stock upon the conversion of shares of Series D Preferred Stock held by FFG’s affiliate by or (ii) by either party if the other party becomes insolvent. In addition, the agreement may be terminated in specific markets (i) by the non-defaulting party in the event of a default in a specific market by the other party or (ii) by us if FFG is not able to resume production within 60 days of a Force Majeure event, until FFG can resume production in the specific market. After the initial ten-year term, the agreement renews automatically for successive one-year terms unless terminated by either party on one-year’s notice. If FFG exercises its right to terminate the agreement in total or in a particular market, we may not be able to locate a commercially reasonable replacement in a timely manner or at all. If we were not able to find another source of product or re-establish our central kitchens, our business and results of operations would suffer adversely.

Any Default in the Repayment of the Convertible Note Held By Laurus Master Fund, Ltd. Could Have a Material and Adverse Affect on Our Business, Prospects, Results of Operations or Financial Condition.

Unpaid principal and accrued and unpaid interest on our $1.25 million convertible note is payable in 7 equal installments on the first business day of each calendar month, beginning with the month after the earlier of June 30, 2003 or the closing date of an investment by Deutsche Bank or any of its affiliates. Interest-only payments are required monthly until such time. Although the convertible note provides us with the option of making such payments by issuing shares, we are not permitted to make such payments in shares and are required to make such payments in cash if any of the following events occurs: (i) there fails to exist an effective resale registration statement with respect to the shares; (ii) such conversion of the note would result in the issuance pursuant to the note and associated warrants of more than 1,163,614 shares of common stock, or 19.9% of the number of shares of common stock outstanding on June 18, 2002, unless the issuance of the shares is approved by our shareholders; or (iii) there occurs any event of default. The events of default under the convertible note are similar to those customary for convertible debt securities, including breaches of material terms, failure to pay amounts owed, delisting of our common stock from the Nasdaq Stock Market (unless our common stock is subsequently listed on the Nasdaq SmallCap Market, the OTC Bulletin Board or a national securities exchange), or failure to comply with the reporting, filing or other obligations of listing on such market. The principal amount outstanding on the note as of May 14, 2003 was $926,214. Assuming the principal amount of the note was converted on such date by the holder at the fixed conversion price of $0.10, 9,262,142 shares representing more than 60% of the shares of common stock outstanding at such date, post-conversion basis, would be issued. If we default on our obligations under the convertible note, if we fail to have a resale registration statement declared and maintained as effective with respect to the shares, or if a payment is due that cannot be made in stock because it would result in the conversion of the convertible note into more than 1,163,614 shares, we may be required to immediately repay the outstanding principal amount of the convertible note and any accrued and unpaid interest. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay such amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we could not arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holder, as a secured party, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

Any Default in the Repayment of the Notes Held By an Affiliate of FFG And By Spinnaker Investment Partners, L.P. Could Have a Material and Adverse Affect on Our Business, Prospects, Results of Operations or Financial Condition.

The principal and accrued and unpaid interest on the $2.0 million note we issued to an affiliate of FFG (referred to herein as “FFG”) and on the $0.55 million note we issued to Spinnaker Investment Partner, L.P. (“Spinnaker”) are due in March 2004; provided, however, that the notes will accelerate and become due on the 45th day after the end of any fiscal quarter beginning with the second fiscal quarter of 2003 in which we fail to obtain positive EBITDA for either (i) such fiscal quarter or (ii) the cumulative period from the beginning of the second fiscal quarter of 2003 through the end of such fiscal quarter. We are obligated to make monthly interest payments commencing in April 2003. The amounts due under the notes are secured by a blanket security interest in all our assets. If we are unable to pay any amount when due, FFG and Spinnaker may foreclose on our assets and we would be unable to continue as a going concern. We do not currently have cash or cash equivalents or available debt or equity financing sufficient to repay the principal amounts if such repayment is required. Accordingly, we anticipate that additional financing would be required to repay such amounts. We cannot guarantee that such financing would be available on terms favorable to us, or at all. If we cannot arrange for such financing on favorable terms, our business and financial results would be materially adversely affected. In the event of any sale or liquidation of our assets to repay such debt, the note holders, as secured parties, would have priority over other creditors and over our shareholders with respect to such assets and the proceeds of such assets.

We May Be Unsuccessful In Developing New Product Lines Or New Distribution Channels For Our Products, Which May Harm Our Business.

We frequently review and evaluate new product lines and new distribution channels for our products. We may, however, be unable to successfully implement any new product lines or distribution channels after having dedicated considerable management time and financial resources to them. We are currently testing the sale of our food products through Starbuck’s. In the past, we distributed our products through Quality Food Centers, Albertson’s, Safeway, Ralph’s and Dominick’s grocery stores and through Target stores. We also developed a line of dinner foods for home meal replacement that was tested through one of our Seattle cafes. These attempts were unsuccessful and have been discontinued. We have evaluated the grocery segment of our wholesale business and decided to withdraw from this distribution channel. We remain committed to growing profitable wholesale accounts. Inability to successfully develop new product lines or new distribution channels in the future could slow our growth and divert management’s attention from other areas of our business.

Our Growth Strategy Requires Us To Open A Significant Number Of New Cafés In Our Existing Markets. If We Are Not Able To Achieve This Planned Expansion, Our Business May Suffer And We May Be Unable To Achieve Or Sustain Profitability.

The success of our growth strategy will depend in large part on our ability to open new cafés and to operate our cafés profitably. We do not currently plan to open additional cafés in 2003. In 2001 and 2002, we postponed certain café openings due to lower than expected office occupancy rates and poor market conditions in Seattle, San Francisco and Los Angeles. We cannot assure you that we will be able to achieve our current expansion goals, that we will operate profitably, or, if we do achieve profitability, that we will be able to sustain or increase profitability on a quarterly or annual basis. Any inability to achieve our expansion goals may adversely affect our financial results or stock price.

The success of our planned expansion will depend upon numerous other factors, many of which are beyond our control, including our ability to:

•	develop sufficient sales volumes through our cafés to justify expansion;

•	hire, train and retain qualified operating personnel;

•	identify and obtain suitable café sites at favorable lease terms;

•	timely develop new cafes, and manage construction and development costs of new cafés and;

•	secure required governmental approvals and permits, and comply with ongoing and changing regulatory requirements; and compete successfully in our markets.

In the past, we have closed cafés because they did not generate sufficient revenues and we cannot assure you that additional cafés will not be closed. For the year ended December 29, 2002 and the 13-week ended March 30, 2003, our same-store sales decreased compared to the prior fiscal periods. If our same-store sales continue to decline or fail to sufficiently improve, we may be required to close additional cafes. The closing of a significant number of cafés or the failure to increase same-store sales could have an adverse impact on our reputation, operations and financial results.

We May Not Be Successful In Implementing Our Business Strategy, Which Would Impede Our Growth And Operating Results.

Our business strategy is to focus our retail expansion on cafés in amenity locations (i.e., office buildings where the competition is limited or where we are the only food supplier), maintain our current café locations, and expand our box lunch and catering distribution capabilities to serve locations outside the core metropolitan areas in which we operate. Our ability to implement this business strategy depends on our ability to:

•	identify and lease amenity locations suitable for new cafes;

•	increase our brand recognition in our existing markets; and

•	manage growth in administrative overhead and distribution costs likely to result from the planned expansion of our retail and non-retail distribution channels.

Any inability to implement our business strategy and manage our growth effectively would have a material adverse impact on our operating results.

Failure to manage our growth effectively could harm our business. We have grown significantly since our inception and intend to grow substantially in the future. We have increased the number of our cafés from two cafés as of December 31, 1996 to 44 cafés currently and, subject to available funding, we anticipate opening new cafés in the future. Our existing café management systems, financial and management controls and information systems may not be adequate to support our planned expansion.

Our ability to manage our growth effectively will require us to continue to expend funds to improve these systems, procedures and controls, which we expect will increase our operating expenses and capital requirements. In addition, we must effectively expand, train and manage our work force. We cannot assure you that we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing systems, procedures and controls. In addition, we cannot assure you that we will be able to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our growth strategy. For any of these reasons, we could lose opportunities or overextend our resources, which could adversely affect our operating results.

If We Are Unable To Continue Leasing Our Retail Locations Or Obtain Acceptable Leases For New Cafes, Our Business May Suffer.

All of our 44 cafés locations are on leased premises. If we are unable to renew our leases on acceptable terms, or if we are subject to substantial rent increases, our business could suffer. Because we compete with other retailers for café sites and because some landlords may grant exclusive rights to locations to our competitors, we may not be able to obtain new leases or renew existing leases on acceptable terms. Any inability to renew or obtain leases could increase our costs and adversely affect our operating results and brand-building strategy.

Our Restaurant Expansion Strategy Focuses Primarily On Further Penetration Of Existing Markets. This Strategy Could Cause Sales In Some Of Our Existing Cafés To Decline.

In accordance with our expansion strategy, we intend to open new cafés primarily in our existing markets. Many of our cafés are situated in concentrated downtown areas. As a result, the presence of additional cafés in existing markets may result in diminished sales performance and customer counts for cafés near the area in which a new café opens, due to sales cannibalization.

Tenant Turnover And Vacancies In Office Buildings Where Our Cafés Are Located Could Cause Our Café Sales To Decline.

Our business could suffer as a result of tenant turnover and vacancies. Many of our cafés are located in office buildings, and office workers are our target customers. Vacancies, tenant turnover or tenants with few office workers, especially in San Francisco and Seattle, have negatively impacted the operations of our cafés located in office buildings during the last two years due to the reduction in the number of potential customers in the building, and could continue to have a negative impact on our operations. The risk related to vacancies and tenant turnover is greater in office buildings with larger tenants, where the loss of a single tenant may have a greater impact on that cafe’s sales.

If Production at FFG Central Kitchens or Our San Francisco Central Kitchen Is Interrupted, We Will Be Unable To Supply Our Cafés In That Geographic Market And Our Business Will Suffer.

FFG’s central kitchens and our San Francisco central kitchen produce or distribute substantially all of our food products for the cafés and wholesale accounts in their geographic regions, as well as all of the box lunches and catered platters in each region. If FFG’s central kitchens or our central kitchen were to close for any reason, such as fire, natural disaster or failure to comply with government regulations, we would be unable to provide our food products in the areas served by the affected central kitchen. The FFG central kitchens and our San Francisco central kitchen are geographically dispersed and none could supply another market if a central kitchen were to close. Even though FFG has a central kitchen located in San Francisco, it would likely take too long to shift production from our central kitchen to FFG in the event of a failure of our central kitchen to avoid an adverse impact. As a result, closure of a central kitchen, whether operated by FFG or ourselves, even for a short period of time, would have a material adverse effect on our operating results. We may have no control over any such closures.

We Are Substantially Dependent On Third-Party Suppliers And Distributors And The Loss Of Any One Of Them Could Harm Our Operating Results.

We are substantially dependent on a small number of suppliers and distributors for our products, including FFG and suppliers of meat, breads and soups, and Sysco Distribution Services, which during the 13-weeks ended March 30, 2003 procured from our suppliers and delivered to us the majority of our ingredients and packaging products. Most of our packaged products come from Bunzl, a national distributor. Such packaged products represent roughly 15% of our purchases. During the year ended December 29, 2002, Stockpot, Inc. provided approximately 20% of our cost of food and packaging. Any failure or delay by any of these suppliers or distributors to deliver products to our central kitchens, even for a short period of time, would impair our ability to supply our cafés and could harm our business. We have limited control over these third parties, and we cannot assure you that we will be able to maintain satisfactory relationships with any of them on acceptable commercial terms. Nor can we assure you that they will continue to provide food products that meet our quality standards. Our relationships with our suppliers are generally governed by short-term contracts. If any of these relationships were to terminate unexpectedly, we may have difficulty obtaining adequate quantities of products of the same quality at competitive prices in a timely fashion, which could limit our product offerings or our ability to adequately supply our cafés and could adversely affect our operating results.

If We Fail To Further Develop And Maintain Our Brand, Our Business Could Suffer.

We believe that maintaining and developing our brand is critical to our success and that the importance of brand recognition may increase as a result of competitors offering products similar to ours. Subject to available funding, we intend to increase our marketing expenditures to create and maintain brand loyalty and increase awareness of our brand. If our brand-building strategy is unsuccessful, these expenses may never be recovered, and we may be unable to increase or maintain our revenues.

Our success in promoting and enhancing the BRIAZZ brand will also depend on our ability to provide customers with high-quality products, which is, in part, dependent on the performance of FFG and our San Francisco central kitchen, and customer service. We cannot assure you that consumers will perceive our products as being of high quality. If they do not, the value of our brand may be diminished and, consequently, our ability to implement our business strategy may be adversely affected.

If Our Customers Do Not Perceive Pre-Packaged Sandwiches And Salads As Fresh And Desirable, Or If They Would Prefer Made-To-Order Food Items, Our Operating Results Will Suffer.

Our business strategy focuses on pre-packaged food items. All of our salads and most of our sandwiches are prepared and assembled in our central kitchens and sold as pre-packaged items. Unlike delicatessens, our cafés generally do not add or omit specific ingredients to or from food items at the customer’s request. If customers prefer custom prepared items over pre-packaged items, or if they do not perceive pre-packaged sandwiches and salads as fresh and desirable, we may be unsuccessful in attracting and retaining customers, causing our operating results to suffer.

Our Business Could Be Harmed By Litigation Or Publicity Concerning Food Quality, Health And Other Issues, Which May Cause Customers To Avoid Our Products And Result In Liabilities.

Our business could be harmed by litigation or complaints from customers or government authorities relating to food quality, illness, injury or other health concerns or operating issues. Because most of our food products for each geographic market is prepared in a central kitchen, either operated by FFG or ourselves, health concerns surrounding our food products, if raised, may adversely affect sales in all of our cafés in that market. Adverse publicity about such allegations may negatively affect our business, regardless of whether the allegations are true, by discouraging customers from buying our products. Because we emphasize the freshness and quality of our products, adverse publicity relating to food quality or similar concerns may affect us more than it would food service businesses that compete primarily on other factors. Such adverse publicity could damage our reputation and divert the attention of our management from other business concerns. We could also incur significant liabilities if a lawsuit or claim resulted in an adverse decision or in a settlement payment, and incur substantial litigation costs regardless of the outcome of such litigation. As we outsource our food production to FFG, we are similarly affected by any litigation, complaints or publicity relating to FFG.

Our Quarterly Operating Results May Fluctuate And Could Fall Below Expectations Of Securities Analysts And Investors, Resulting In A Decline In Our Stock Price.

Our quarterly and yearly operating results have varied in the past, and we believe that our operating results will continue to vary in the future. For this reason, you should not rely on our operating results as indications of future performance. In future periods, our operating results may fall below the expectations of securities analysts and investors, causing the trading price of our common stock to fall. In addition, most of our expenses, such as employee compensation and lease payments for facilities and equipment, are relatively fixed. Our expense levels are based, in part, on our expectations regarding future sales. As a result, any shortfall in sales relative to our expectations may cause significant decreases in our operating results from quarter to quarter, cause us to fail to meet the expectations of securities analysts and investors and result in a decline in our stock price.

Our Cafés Are Currently Located In Four Geographic Markets. As A Result, We Are Highly Vulnerable To Negative Occurrences In Those Markets.

We currently operate our cafés in Seattle, San Francisco, Chicago and Los Angeles. As a result, we are susceptible to adverse trends and economic conditions in these markets. Additionally, given our geographic concentration, negative publicity regarding any of our cafes, or other regional occurrences such as local strikes, earthquakes or other natural disasters, in these markets, may have a material adverse affect on our business and operations.

Our Food Preparation And Presentation Methods Are Not Proprietary, And Therefore Competitors May Be Able To Copy Them, Which May Harm Our Business.

We consider our food preparation and presentation methods, including our food product packaging, box lunch packaging and design of the interior of our cafes, essential to the appeal of our products and brand. Although we consider our packaging and store design to be essential to our brand identity, we have not applied to register all trademarks or trade dress in connection with these features, and therefore cannot rely on the legal protections provided by trademark registration. Because we do not hold any patents for our preparation methods, it may be difficult for us to prevent competitors from copying our methods. If our competitors copy our preparation and presentation methods, the value of our brand may be diminished and our market share may decrease. In addition, competitors may be able to develop food preparation and presentation methods that are more appealing to consumers than our methods, which may also harm our business.

We Depend On The Expertise Of Key Personnel. If Any Of These Individuals Were To Leave, Our Business May Suffer.

We are dependent to a large degree on the services of Victor D. Alhadeff, our Chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary. Our operations may suffer if we were to lose the services of this individual, who could leave BRIAZZ at any time. In addition, competition for qualified management in our industry is intense. Many of the companies with which we compete for experienced management personnel have greater financial and other resources than we do.

Risks Related To Our Industry

Our Operations Are Susceptible To Changes In Food And Supply Costs, Which Could Adversely Affect Our Margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our purchasing staff negotiates prices for all of our ingredients and supplies based upon current market prices with the exception of the food production contract with FFG where we pay a fee based on FFG’s actual costs plus a profit factor. Various factors beyond our control, including, for example, governmental regulations, rising energy costs and adverse weather conditions, may cause our food and supply costs to increase. We cannot assure you that we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. Any failure to do so may adversely affect our operating results. As we continue to outsource our food production to FFG, we become more reliant upon FFG to react to and mitigate these risks, over which we have limited control.

If We Face Increased Labor Costs Or Labor Shortages, Our Growth And Operating Results May Be Adversely Affected.

Labor is a primary component in the cost of operating our business. As of March 30, 2003, we employed 55 salaried and 252 hourly employees. We expend significant resources in recruiting and training our managers and employees. If we face increased labor costs because of increases in competition for employees, the minimum wage or employee benefits costs (including costs associated with health insurance coverage), or unionization of our employees, our operating expenses will likely increase and our growth may be adversely affected. Additionally, any increases in employee turnover rates are likely to lead to additional recruiting and training costs.

Our success depends upon our ability to attract, motivate and retain a sufficient number of qualified employees, including café managers, to keep pace with our growth strategy. Any inability to recruit and retain sufficient numbers of employees may delay or prevent the anticipated openings of new cafes.

Competition In Our Markets May Result In Price Reductions, Reduced Margins Or The Inability To Achieve Market Acceptance For Our Products.

The market for lunch and breakfast foods in the geographic markets where we operate is intensely competitive and constantly changing. We may be unable to compete successfully against our current and future competitors, which may result in pricing reductions, such as our recent decrease of the price of our panini sandwiches to $3.79, reduced margins and the inability to achieve market acceptance for our products.

Many businesses provide services similar to ours. Our competitors include sandwich shops, company cafeterias, delicatessens,

pushcart vendors, fast food chains and catering companies. Prét a Manger has successfully executed a concept similar to ours in Great Britain and has opened 13 stores in New York City. In addition, during 2001 Prét a Manger announced that it had received a significant equity investment from McDonald’s Corporation. Prét a Manger may expand its operations to markets in which we operate or expect to enter and it may serve as a model for other competitors to enter into markets in which we operate or expect to enter. Many of our competitors have significantly more capital, research and development, manufacturing, distribution, marketing, human and other resources than we do. As a result, they may be able to adapt more quickly to market trends, devote greater resources to the promotion or sale of their products, receive greater support and better pricing terms from independent distributors, initiate or withstand substantial price competition, or take advantage of acquisition or other opportunities more readily than we can.

We May Be Subject To Product Liability Claims, Which May Adversely Affect Our Operations.

We may be held liable or incur costs to settle liability claims if any of the food products we or FFG prepare or we sell cause injury or are found unsuitable during preparation, sale or use. While FFG must indemnify us for damages arising from its failure to provide us with food meeting state and federal standards, we may not receive payment pursuant to this right in a timely manner. As a result, we may be required to make substantial payments with respect to any claims well in advance of any collection we may realize from FFG. Although we currently maintain product liability insurance, where appropriate, we cannot assure you that this insurance is adequate, and, at any time, it is possible that such insurance coverage may cease to be available on commercially reasonable terms, or at all. A product liability claim could result in liability to us greater than our total assets or insurance coverage. Moreover, product liability claims could have an adverse impact on our business even if we have insurance coverage.

Changes In Consumer Preferences Or Discretionary Consumer Spending Could Negatively Impact Our Results.

Our success depends, in part, upon the popularity of our food products and our ability to develop new menu items that appeal to consumers. Shifts in consumer preferences away from our cafés or away from our cuisine, our inability to develop new menu items that appeal to consumers, or changes in our menu that eliminate items popular with some consumers could harm our business. Also, our success depends to a significant extent on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could harm our business.

Inability To Obtain Regulatory Approvals, Or To Comply With Ongoing And Changing Regulatory Requirements, For Our Remaining Central Kitchen, FFG’s Central Kitchens Or Our Cafés Could Restrict Our Business And Operations.

Our remaining central kitchen, FFG’s central kitchens and our cafés are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures, other good manufacturing practices requirements and product labeling. In addition, license and permit requirements relating to health and safety, building and land use and environmental protection apply to our operations. If we or FFG encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements:

•	the opening of new cafés could be delayed;

•	existing cafés or central kitchens, whether operated by FFG or ourselves, could be closed temporarily or permanently; or

•	our product offerings could be limited.

The occurrence of any of these problems could harm our operating results.

Risks Relating To Our Securities

Our Directors, Executive Officers And Significant Shareholders Hold A Substantial Portion Of Our Stock, And FFG, Spinnaker And Laurus Hold Substantial Rights, Which May Lead To Conflicts With Other Shareholders Over Corporate Governance.

Our directors, executive officers and current holders of 5% or more of our outstanding common stock hold a substantial portion of our stock. In addition, an affiliate of FFG, Spinnaker and Laurus hold rights to purchase a substantial portion of our stock and hold debt with covenants relating to corporate governance. These shareholders, acting together, and Victor D. Alhadeff, FFG, Spinnaker and Laurus, each acting alone, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as mergers or other business combinations. In addition, an affiliate of FFG and Spinnaker hold shares of our Series D and Series E Preferred Stock that may become convertible into a large majority of our common stock at an aggregate conversion price of $2,500,000, and may become entitled to vote together with the holders of our common stock on an as-converted basis prior to the conversion of such shares and the payment of such exercise price. These shares become convertible and become entitled to voting rights on the earlier to occur of our shareholders approving the conversion or Nasdaq exempting us from this requirement. As part of the transaction in which FFG and Spinnaker purchased the Preferred Stock, they were each granted the right to appoint one of our directors. FFG’s right will increase to the right to appoint five of our directors if approved by our shareholders. As a result, FFG and Spinnaker exercises substantial control over our business and, if approved by our shareholders, FFG will acting alone be able to determine the outcome of most or all matters requiring shareholder approval. We believe that this entity will continue to exert a large degree of control on the affairs of our corporation. The control exercised by FFG, Spinnaker and major shareholders may delay, deter or prevent a third party from acquiring or merging with us, which in turn could reduce the market price of our common stock.

Conversion of Our Outstanding Convertible Securities Could Substantially Dilute Common Stock Prices Because the Conversion Prices Of Those Securities and/or the Number of Shares of Common Stock Issuable Upon Conversion of Those Securities Are Below Our Current Market Price or Subject to Adjustment.

We have issued and plan to issue in the future various securities that are convertible or exercisable at prices that are lower than the current market price of our common stock or are subject to adjustment due to a variety of factors, including fluctuations in the market price of our common stock and the issuance of securities at an exercise or conversion price less than the then-current exercise or conversion price of those securities. For example, Laurus holds a note convertible into approximately 9,262,142 shares of our common stock at $0.10 per share, subject to the adjustments set forth below, and a warrant exercisable for 250,000 shares of our common stock at $0.10 per share, and FFG holds 100 shares of our Series D Preferred Stock that may become convertible into a large majority of our shares of our common stock at an aggregate conversion price of $2,000,000 and Spinnaker holds 25 shares of our Series E Preferred Stock that may become convertible into a majority of our common stock at an aggregate conversion price of $500,000 (each at a per share conversion price yet to be determined, but expected to be approximately $0.06) subject to the conditions noted in the previous risk factor, and subject to the adjustments set forth below. As of May 13, 2003, the closing price of a share of our common stock on the Nasdaq Small Cap Market was $0.24. The number of shares of common stock that these adjustable securities ultimately may be converted into or exercised for could increase and the price at which such securities are issued could decrease if the market price of our common stock declines or if we issue additional securities at prices lower than the conversion prices of such securities. The value of common stock could, therefore, experience substantial dilution as a result of the conversion or exercise of our outstanding derivative securities or as a result of any issuance of additional securities at prices lower than the conversion prices of such securities. Also, as a result of conversions of the principal or interest portion of our convertible note or conversion of the Series D or Series E Preferred Stock and any related sales of our common stock by the holders, the market price of our common stock could be depressed.

The applicable conversion price of the $1.25 million note issued to Laurus is variable and does not have a lower-limit; therefore the dilutive effect to our existing security holders is theoretically limitless. Conversely, because the variable conversion price of this note has an upper limit, an increase in the trading price of a share of our common stock will result in a limited benefit to existing security holders with respect to the conversion of this note. The following table sets forth the number of shares issuable upon conversion of the principal portion of the note based upon the indicated hypothetical trading prices, based on the initial conversion price of $0.10 per share and assuming that the principal amount of the note as of May 13, 2003, which was $926,214, is converted at our election in accordance with the regular payment schedule:

	Hypothetical
Hypothetical	Average of 5 Lowest
Average VWAP For	Closing Prices For
Last 11 Trading	Last 30 Trading	Number of Shares	Percentage of Our
Days(1)	Days(2)	Conversion Price(3)	Issuable	Common Stock(4)

$0.50	$0.40	$0.10	9,262,142	60.72%
	$0.20	$0.10	9,262,142	60.72%
$0.25	$0.15	$0.10	9,262,142	60.72%
	$0.10	$0.10	9,262,142	60.72%
$0.10	$0.05	$0.0425	21,793,275	78.44%
	$0.01	$0.0085	108,966,376	94.79%

(1)	Hypothetical average daily volume weighted average (VWAP) of the common stock as reported by Bloomberg, L.P. on the Nasdaq National Market for the 11 trading days preceding a repayment date.

(2)	Hypothetical average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date.

(3)	The current conversion price is $0.10 per share. However, if the average VWAP of the common stock as reported by Bloomberg, L.P. on the principal trading market for our common stock for the 11 trading days preceding a repayment date is less than 125% of the conversion price, and we have elected to pay the monthly repayment amount in shares of our common stock, then the holder is permitted to convert the repayment amount into our common stock at a conversion price of 85% of the average of the five lowest closing prices during the 30 trading days immediately preceding the conversion date. (4) Amounts are based on 5,990,916 shares of our common stock outstanding as of May 13, 2003, plus the corresponding number of shares issuable.

In addition to the adjustments described in footnote (3) to the foregoing table, the initial conversion price of $0.10 per share is subject to downward adjustments in the event any event of default has occurred and is continuing under the note, in which case the conversion price shall be the lower of $0.10 or 70% of the average of the three lowest closing prices for the common stock as reported on the principal trading exchange of our common stock for the prior thirty trading days. The foregoing adjustments to the conversion price of the note are cumulative.

If we issue any common stock or securities convertible for common stock prior to the Series D and Series E Preferred Stock first becoming convertible, then the number of shares of common stock for which the shares of Series D and Series E Preferred Stock are convertible will increase such that the Series D Preferred Stock will continue to be convertible into a number of shares of our common stock equal to 66.67% of the fully-diluted share capital (excluding from the calculation of our fully-diluted share capital the Series E Preferred Stock and, subject to certain limitations, those securities subject to our stock incentive plans), the Series E Preferred Stock will continue to be convertible into one quarter of such number of shares, and the conversion price per share of common stock for each series will decrease such that the aggregate conversion price remains constant. Upon the Series D and Series E Preferred Stock first becoming convertible, the conversion price per share of common stock will be fixed. Thereafter, if we issue any additional shares of common stock or shares convertible into shares of common stock (subject to customary exclusions) at an effective price per share that is less than the Preferred Stock conversion price then in effect, the conversion price will be reduced to equal the lower price at which such additional securities were issued. The foregoing adjustments to the conversion price of the Preferred Stock are cumulative.

As a result of conversions of the principal or interest portion of our convertible note or our shares of Preferred Stock and related sales of our common stock by the holders, the market price of our common stock could be depressed, thereby resulting in a significant increase in the number of shares issuable upon conversion of the principal and interest portions of the note. Therefore, substantial dilution of common stock could be experienced as a result of the conversion of the principal or interest portions of our convertible debentures.

If Our Security Holders Engage in Short Sales Of Our Common Stock, Including Sales of Shares to Be Issued Upon Conversion of Debt Securities, the Price of Our Common Stock May Decline.

Selling short is a technique used by a shareholder to take advantage of an anticipated decline in the price of a security. A significant number of short sales or a large volume of other sales within a relatively short period of time can create downward pressure on the market price of a security. The decrease in market price would allow holders of our debt securities that have conversion prices based upon a discount on the market price of our common stock to convert their debt securities into or for an increased number of shares of our common stock. Further sales of common stock issued upon conversion of our debt securities could cause even greater declines in the price of our common stock due to the number of additional shares available in the market, which could encourage short sales that could further undermine the value of our common stock. The common stock could, therefore, experience a decline in value as a result of short sales of our common stock.

We Were Recently Transferred to the Nasdaq SmallCap Market And Are Not In Compliance with Its Listing Requirements And, As a Result, We May Be Delisted If We Are Unable to Comply.

Our common stock was transferred to the Nasdaq SmallCap Market on January 27, 2003 because we failed to meet the requirements for listing on the Nasdaq National Market. There are a number of continuing requirements that must be met in order for our common stock to remain eligible for quotation on the Nasdaq SmallCap Market. We do not currently meet the SmallCap Market requirements that a company maintain a minimum bid price of $1.00 and a minimum market value of publicly held shares of $1 million. Nasdaq has provided us with a temporary exception from these requirements provided that we file our Annual Report on Form 10-K by March 31, 2003, we file our Quarterly Report for the first quarter of 2003 on Form 10-Q by May 14, 2003, we evidence continued compliance with the $2.5 million shareholders’ equity requirement in such reports, we come into compliance with the requirement for a market value of publicly held shares of $1 million by June 5, 2003 and we come into compliance with the requirement for a minimum bid price of $1.00 by August 25, 2003. We are not currently in compliance with the $2.5 million shareholders’ equity requirement. The failure to meet this or other maintenance criteria could result in the delisting of our common stock from Nasdaq. If our common stock were to be delisted, trading, if any, in the common stock may then continue to be conducted on the OTC Bulletin Board. As a result, an investor may find it more difficult to sell our common stock or to obtain accurate quotations as to the market value of our common stock.

Our Stock Price May Be Volatile Because Of Factors Beyond Our Control.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which are beyond our control, including:

•	changes in securities analysts’ recommendations or estimates of our financial performance;

•	changes in market valuations of similar companies; and

•	announcements by us or our competitors of significant contracts, new products, acquisitions, commercial relationships, joint ventures or capital commitments.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. A securities class action lawsuit against us, regardless of its merit, could result in substantial costs and divert the attention of our management from other business concerns, which in turn could have a materially adverse impact on our financial results.

Our Articles Of Incorporation, Bylaws, Certain Of Our Agreements And The Washington Business Corporation Act Contain Anti-Takeover Provisions Which Could Discourage Or Prevent A Takeover, Even If An Acquisition Would Be Beneficial To Our Shareholders.

Provisions of our amended and restated articles of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors, without shareholder approval, to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect directors;

•	limiting the ability of shareholders to call special meetings of shareholders; and

•	prohibiting shareholder action by non-unanimous written consent and requiring all shareholder actions to be taken at a meeting of our shareholders.

In addition, Chapter 23B.19 of the Washington Business Corporation Act and the terms of our debt financings and our stock option plan may discourage, delay or prevent a change in control which you may favor.